Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Fax: (202) 261-3333

May 25, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dividend Capital Strategic Global Realty Fund (“Registrant”)
File Nos. 333-130790 and 811-21840

Ladies and Gentlemen:

On behalf of the Registrant, attached for electronic filing via the EDGAR system is the Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933 (“1933 Act”) and the Registrant’s Registration Statement under the Investment Company Act of 1940, with exhibits.

This filing is being made to respond to Securities & Exchange Commission staff comments provided in connection with Pre-Effective Amendment No. 1, filed on March 15, 2007.

No filing fees are required in connection with this filing. Please direct any questions concerning the filing to Douglas P. Dick at 949.442.6060 or the undersigned at 202.261.3467.

Sincerely,

/s/ Derek B. Newman

Derek B. Newman